

October 17, 2013

Via: E-mail
Mr. Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8, 9000
Ghent, Belgium

      RE: **Remedent, Inc.**
               Form 8-K dated October 14, 2013
               Filed October 16, 2013
               File No. 001-15975

Dear Mr. Van Acker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K dated October 14, 2013

1. In your Form 8-K Item 4.01 you indicate that you received notice on July 25, 2013 that Grant Thornton Bedrijfsrevisoren CVBA ("Grant Thornton") would not stand for Reappointment as the company's independent accountants. Also, Vandelanotte Bedrijfsrevisoren CVBA ("Vandelanotte") was not engaged as your new independent accountant until October 7, 2013. We refer to Grant Thornton's PCAOB letter to Remedent, Inc. dated September 13, 2013 wherein Grant Thornton indicates they did not review Remedent's financial statements for the quarterly period ended June 30, 2013. Also, we note that you filed your Form 10-Q for the quarterly period ended June 30, 2013 on August 14, 2013. Please tell us how you complied with Article 8-03 of Regulation S-X, which requires that

interim financial statements included in quarterly reports on Form 10-Q be reviewed by an independent public accountant prior to filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant at 202-551-3618 or me at 202-551-3643 if you have questions on any of our comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief